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                             BERMAN WOLFE & RENNERT
              PROFESSIONAL ASSOCIATION * ATTORNEYS AND COUNSELORS



                               September 12, 1997

VIA TELEFAX (202) 942-9516
--------------------------
Mr. Tony Stanco
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:  Request for Withdrawal of DIDAX Inc.'s Form 8-A

Dear Mr. Stanco:

        DIDAX Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") its Amendment No. 3 to its Registration Statement on Form SB-2 on September 3, 1997. The Company also filed with the Commission its Registration Statement on Form 8-A to register under the Securities and Exchange Act of 1934 on July 16, 1997. The Company's Form 8-A will automatically become effective unless it is withdrawn. However, the Company is not likely to seek to accelerate the effectiveness of its Form SB-2 prior to the expiration of the 60 day period in which the Company will automatically become registered under the Securities and Exchange Act of 1934 by reason of its Form 8-A filing. As such, this letter will serve as the Company's formal request to withdraw its Form 8-A.

        We understand that upon receiving the Company's request for withdrawal of its Form 8-A, an order of withdrawal will be prepared by the staff and would greatly appreciate receiving a copy of it for our file.

        If there is anything further that is required in order to effect the withdrawal of the Company's Form 8-A, please contact me as soon as possible.


                                        Very truly yours,


                                        Charles J. Rennert

cc: Gary Struzik